

BD 3/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL
RECEIVED
PROCESSING
FEB 2 8 2007

SEC FILE NUMBER
8-51865

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ansley Securities LLC
CRD#: 47710

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 Maddox Drive, NE
(No. and Street)

Atlanta	Georgia	30309
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Donald P. Carson — (404) 808-8782 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Smith & Howard
(Name – *if individual, state last, first, middle name*)

171 17th Street, NW; Suite 900	Atlanta	Georgia	30363
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Russell D. Burks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ansley Securities LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none



Official Seal
Geoffrey G Bushelle
Notary Public State of Illinois
My Commission Expires 04/07/2009

Signature

Principal

Title

Geoffrey G. Bushelle, 02/26/2007

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANSLEY SECURITIES, LLC

FINANCIAL STATEMENTS
and
SUPPLEMENTARY INFORMATION
YEAR ENDED DECEMBER 31, 2006

with
INDEPENDENT AUDITORS' REPORT

TABLE OF CONTENTS

SMITH & HOWARD
Certified Public Accountants
and Advisors

INDEPENDENT AUDITORS' REPORT

Member
Ansley Securities, LLC
Atlanta, Georgia

We have audited the accompanying balance sheet of Ansley Securities, LLC (the Company) a wholly owned subsidiary of Ansley Capital Group, LLC at December 31, 2006, and the related statements of income, member's capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ansley Securities, LLC at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Smith + Howard

February 15, 2007

Suite 900, 171 17th Street, N.W., Atlanta, GA 30363
Tel 404.874.6244 Fax 404.874.1658 www.smith-howard.com

ANSLEY SECURITIES, LLC
BALANCE SHEET
DECEMBER 31, 2006

ASSETS

Current Assets	
Cash	$ 2,184
Investments	9,237
	11,421

MEMBER'S CAPITAL

Member's Capital	11,421
	$ 11,421

The accompanying notes are an integral part of these financial statements.

ANSLEY SECURITIES, LLC
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2006

Revenues	
Advisory fees	$1,071,564
Retainer fees and other income	186,205
	1,257,769
Expenses	13,371
Net Income	$1,244,398

The accompanying notes are an integral part of these financial statements.

ANSLEY SECURITIES, LLC
STATEMENT OF MEMBER'S CAPITAL
YEAR ENDED DECEMBER 31, 2006

Member's Capital at December 31, 2005	$ 7,688
Net Income	1,244,398
Distributions	(1,240,665)
Member's Capital at December 31, 2006	$ 11,421

The accompanying notes are an integral part of these financial statements.

ANSLEY SECURITIES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

Cash Flows From Operating Activities	
Cash received from customers	$ 1,253,332
Cash paid to suppliers and employees	(12,858)
Net Cash Provided by Operating Activities	1,240,474
Cash Flows From Investing Activities	
Cash paid to purchase trading securities	(4,800)
Net Cash Required by Investing Activities	(4,800)
Cash Flows From Financing Activities	
Distributions	(1,240,665)
Net Cash Required by Financing Activities	(1,240,665)
Net Decrease in Cash	(4,991)
Cash at Beginning of Year	7,175
Cash at End of Year	$ 2,184

The accompanying notes are an integral part of these financial statements.

ANSLEY SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business and Revenue Recognition

Ansley Securities, LLC (the Company), a wholly owned subsidiary of Ansley Capital Group, LLC (the Parent), was formed on April 14, 1999. The Company is a registered broker and dealer in securities and operates under the provisions of the Securities Exchange Act of 1934.

The Company participates in the private placement of debt and equity securities as an agent, not as a principal, for or on behalf of the issuers of such securities. Private placement transactions on behalf of issuers involve capital formation activity on behalf of such issuers, merger and acquisition advice related to such issuers, and other transactions which involve the private placement of securities. The Company does not engage in any securities trading activities, market making, or firm commitment underwriting, nor does it carry or maintain customer accounts, engage in securities clearing activities, or maintain or hold cash or securities of customers or offerees in connection with private placement transactions.

During 2006, the Company was engaged to perform placement services for a customer. These services include assisting in the sale of the customer's business. Revenues from the services provided for this customer was 85% of 2006 total revenues.

Investments

Investments consist of trading securities for which realized and unrealized gains/losses are recognized in the statement of income.

Income Taxes

As a limited liability company Ansley Securities, LLC is not liable for income taxes on its taxable income. Instead, the member is liable for corporate income taxes on the member's share of Ansley Securities, LLC taxable income. Therefore, the accompanying financial statements do not include a provision nor liability for income taxes.

ANSLEY SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 2 – COMMITMENTS

The Company has a management agreement with the Parent in which the Company is obligated to pay the Parent $1,000 per month in consideration of rent and other operating expenses.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commissions' Uniform Net Capital Rule (Rule 15c3-1) which requires that the ratio of aggregate indebtedness to net capital, both as defined in the Rule, shall not exceed one thousand percent of its net capital and shall at all times have and maintain net capital of not less than $5,000.

Net capital and the related aggregate indebtedness to net capital ratio fluctuate on a daily basis; however, there was no aggregate indebtedness at December 31, 2006 and the net capital was $10,035.

SUPPLEMENTARY INFORMATION

SMITH & HOWARD
Certified Public Accountants
and Advisers

Member
Ansley Securities, LLC
Atlanta, Georgia

Our audit was made for the purpose of forming an opinion on the basic financial statements of Ansley Securities, LLC taken as a whole. The supplementary information presented hereinafter is presented for purposes of additional analysis and to meet specific requirements of the U. S. Securities and Exchange Commission pursuant to Section 17 of the Securities Act of 1934 and Rule 17a-5 thereunder, and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying supplementary information (schedules) have been prepared solely for filing with regulatory agencies and are not intended for any other purpose. This supplementary information (schedules) has been prepared in conformity with the accounting practices by the U. S. Securities and Exchange Commission pursuant to Section 17 of the Securities Act of 1934 and Rule 17a-5 thereunder, and is not intended to be presented in conformity with accounting principles generally accepted in the United States of America.

Smith + Howard

February 15, 2007

Suite 900, 171 17th Street, N.W., Atlanta, GA 30363
Tel 404.874.6244 Fax 404.874.1658 www.smith-howard.com

ANSLEY SECURITIES, LLC
SCHEDULE OF COMPUTATION OF NET CAPITAL AND RECONCILIATION OF UNAUDITED COMPUTATION OF NET CAPITAL TO AUDITED COMPUTATION OF NET CAPITAL
YEAR ENDED DECEMBER 31, 2006

	UNAUDITED	NET CHANGE INCREASE (DECREASE)	AUDITED
Total ownership equity from balance sheet at December 31, 2006	$ 11,421	$ -	$ 11,421
Add: liabilities subordinated to claims of general creditors	-	-	-
Total capital and allowable subordinated liabilities and credits at December 31, 2006	11,421	-	11,421
Deduct: total non-allowable assets from balance sheet at December 31, 2006	-	-	-
Net capital before haircuts on security positions at December 31, 2006	11,421	-	11,421
Haircuts on securities at December 31, 2006	(1,386)	-	(1,386)
Net capital at December 31, 2006	$ 10,035	$ -	$ 10,035

There is no material difference between the focus report and the audited net capital for the year ended December 31, 2006.

ANSLEY SECURITIES, LLC
SCHEDULE OF CHANGES IN LIABILITIES SUBORDINATED TO GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2006

During the year ended December 31, 2006, there were no liabilities subordinated to general creditors.

SMITH & HOWARD
Certified Public Accountants
and Advisers

Member
Ansley Securities, LLC
Atlanta, Georgia

We have audited the financial statements of Ansley Securities, LLC at and for the year ended December 31, 2006 and have issued our report thereon, dated February 15, 2007. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities Exchange Act of 1934. This study and evaluation included, in the accounting system, the practices and procedures followed by the Company in making the periodic computations of net capital under Rule 17a-3(a)(11). Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of our audit would be disclosed. The purposes of our study and evaluation were to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the Company's financial statements and to provide a basis of reporting material weaknesses in internal accounting control under Rule 17a-5. Our study and evaluation was more limited than would be necessary to express an opinion on the system of internal accounting control taken as a whole.

The Company claims exemption from the computation for determination of reserve requirements pursuant to Section (k)(2)(I) of Rule 15c3-3 of the Securities Exchange Act of 1934 whereby all customer transactions are private placement and therefore no transactions are cleared through the Company. We have reviewed the terms and conditions pursuant to Rule 15c3-3 and found the Company in compliance with the exemption requirements.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America.

Suite 900, 171 17th Street, N.W., Atlanta, GA 30363
Tel 404.874.6244 Fax 404.874.1658 www.smith-howard.com

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless, occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate. Our study and evaluation, described in the first paragraph, would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of the Company taken as a whole. However, our study and evaluation did not disclose any conditions that we believe to be material weaknesses.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.

Smith & Howard

February 15, 2007

END